FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

For the month of November 2012 No. 3

TOWER SEMICONDUCTOR LTD.
(Translation of registrant's name into English)

Ramat Gavriel Industrial Park
P.O. Box 619, Migdal Haemek, Israel 23105
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

On November 12, 2012, the registrant announces its CEO, Russell Ellwanger to Deliver Opening Keynote at GSA Israel Executive Forum on November 13, 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOWER SEMICONDUCTOR LTD.

Date: November 12, 2012	By:	/s/ Nati Somekh
Name: Nati Somekh
Title: Corporate Secretary

TowerJazz CEO Russell Ellwanger to Deliver Opening Keynote
at GSA Israel Executive Forum on November 13, 2012

TowerJazz, the only pure-play foundry in Israel, is the premier sponsor of the GSA event

MIGDAL HAEMEK, Israel, November 12, 2012 – TowerJazz, the global specialty foundry leader, is pleased to announce its CEO, Russell Ellwanger will deliver the opening keynote at the GSA Israel Executive Forum; an event to address the business factors that will enable Israel to sustain and further its dynamic global technology contributions. Mr. Ellwanger’s speech will take place at 4:30pm on November 13, 2012 at the Dan Accadia Hotel in Herzliya, Israel.

TowerJazz is the premier sponsor of the GSA event, and as the only pure-play foundry in Israel, maintains a strong local presence.  With its headquarters located in Migdal Haemek, Israel, TowerJazz’s close proximity to Europe allows the company to facilitate strong customer support and onsite technical assistance where needed. Also, with manufacturing facilities on three continents; two fabs in Israel, one in the US and one in Japan, TowerJazz offers multi-sourcing for companies worldwide. As the market leader in specialty foundry process technologies, TowerJazz provides a broad range of process and IP offerings including: power management, CMOS image sensors, RF and high performance analog technologies as well as process transfer optimization services.

“I am excited to deliver the opening speech for the GSA Israel Executive Forum to share the message that Israel’s technological capabilities and innovation are increasingly strong and will continue to fuel growth and competition for next-generation products not only in this region, but worldwide,” said Russell Ellwanger, TowerJazz Chief Executive Officer. “I also look forward to sharing our company philosophy and roadmap for offering multi-sourcing manufacturing to leading companies such as those attending this conference.”

For more information on TowerJazz’s participation at the GSA Israel Executive Forum on November 13, 2012, please contact Roni Oren: roni.oren@towerjazz.com.  To learn more about the event, please visit: http://www.gsaglobal.org/events/2012/.

About TowerJazz
Tower Semiconductor Ltd. (NASDAQ: TSEM, TASE: TSEM), its fully owned U.S. subsidiary Jazz Semiconductor Ltd., and its fully owned Japanese subsidiary TowerJazz Japan, Ltd., operate collectively under the brand name TowerJazz, the global specialty foundry leader. TowerJazz manufactures integrated circuits with geometries ranging from 1.0 to 0.13-micron, offering a broad range of customizable process technologies including: SiGe, BiCMOS, Mixed-Signal and RFCMOS, CMOS Image Sensor, Power Management (BCD), and Non-Volatile Memory (NVM) as well as CMOS and MEMS capabilities. TowerJazz also offers a world-class design enablement platform that complements its sophisticated technology and enables a quick and accurate design cycle. In addition, TowerJazz provides (TOPS) Technology Optimization Process Services to IDMs as well as fabless companies that need to expand capacity, or progress from an R&D line to a production line. To provide multi-fab sourcing, TowerJazz maintains two manufacturing facilities in Israel, one in the U.S., and one in Japan with additional capacity available in China through manufacturing partnerships. For more information, please visit www.towerjazz.com.

Safe Harbor Regarding Forward-Looking Statements
This press release includes forward-looking statements, which are subject to risks and uncertainties. Actual results may vary from those projected or implied by such forward-looking statements. A complete discussion of risks and uncertainties that may affect the accuracy of forward-looking statements included in this press release or which may otherwise affect TowerJazz’s business is included under the heading "Risk Factors" in Tower’s most recent filings on Forms 20-F, F-3, F-4 and 6-K, as were filed with the Securities and Exchange Commission (the “SEC”) and the Israel Securities Authority and Jazz’s most recent filings on Forms 10-K and 10-Q, as were filed with the SEC, respectively. Tower and Jazz do not intend to update, and expressly disclaim any obligation to update, the information contained in this release.

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Company/Media Contact:
Roni Oren
+972 4 604 7738
roni.oren@towerjazz.com

Investor Relations Contact:
Levi Noit
+972 4 604 7066
noit.levi@towerjazz.com